

14047325

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2013_____ AND ENDING_____December 31, 2013_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tanius Technology LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____3195 Danville Blvd., Suite 8_____
(No. and Street)

____Alamo____   ____CA____   ____94507____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Gary Middlemiss____   ____(312) 925-4004____
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
____Brian W. Anson, CPA____
                              (Name – if individual, state last, first, middle name)

____18425 Burbank, Suite 606,____   ____Tarzana____   ____California____   ____91356____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Gary Middlemiss_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Tanius Technology LLC_____ , as of _____December   31_____ , 20___13___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____ Gary Middlemiss
Signature

_____Chief Compliance Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Contra Costa

Subscribed and sworn (or affirmed) before me on this 12 day of Dcc ,2013 by Gary A. middlemiss proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Notary Public

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
Tanius Technology, LLC
Alamo, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Tanius Technology, LLC as of December 31, 2013 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tanius Technology, LLC as of December 31, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare these financial statements. The information in Schedules I-II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-II is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014

TANIUS TECHNOLOGY, LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	240,878
Accounts receivable		2,202,080
Securities		403,069
Property and equipment		
net of accumulated depreciation of $ 19,720 (Note 3)		88,891
Other assets		10,941
Total assets	$	2,945,859

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	144,331
Securities sold, not yet purchased		34
Total liabilities		144,365

MEMBERS' EQUITY

Members' equity	2,801,494
Total members' equity	2,801,494
Total liabilities and members' equity	$ 2,945,859

TANIUS TECHNOLOGY, LLC

Statement of Income
For the year ended December 31, 2013

REVENUES:

Trading transaction gain	$ 4,202,410
Dividend income	5,944
Other income	2,269
Total income	4,210,623

EXPENSES:

Depreciation	17,485
Clearing and exchange fees	1,451,531
Communications	5,457
Occupancy	35,618
Payroll and salaries	1,232,897
Professional fees	68,540
Operating expenses	699,371
Total expenses	3,510,899

NET INCOME BEFORE INCOME TAXES	699,724

INCOME TAX PROVISION (Note 5)

Income tax expense	6,800
NET INCOME	$ 692,924

The accompanying notes are an integral part of these financial statements

TANIUS TECHNOLOGY, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2013

	Equity	Total Members' Equity
Beginning balance January 1, 2013	$ 3,197,020	$ 3,197,020
Withdrawals	(1,088,450)	(1,088,450)
Net income	692,924	692,924
Ending balance December 31, 2013	$ 2,801,494	$ 2,801,494

The accompanying notes are an integral part of these financial statements.

TANIUS TECHNOLOGY, LLC

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	692,924
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		17,485
(Increase) decrease in:		
Accounts receivable		586,159
Securities		(331,290)
Other assets		(3,278)
Increase (decrease) in		
Accounts payable		1,466
Securities sold, not yet purchased		(263)
Total adjustments		270,279
Net cash provided by operating actitivies		963,203

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment		(57,406)
Net cash used in investing actitivies		(57,406)

CASH FLOWS FROM FINANCING ACTIVITIES:

Withdrawals		(1,088,450)
Net cash used in financing actitivies		(1,088,450)
Decrease in cash		(182,653)
Cash at beginning of year		423,531
Cash at end of year	$	240,878

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Tanius Technology, LLC (the "Company") was formed in January, 2009 under the laws of California as a Limited Liability Corporation. The Company received its approval from Chicago Board Options Exchange (CBOE) on April 20, 2012 as a trading permit holder. The Company trades commodities and futures and does not hold any customer funds. The Company is a private proprietary trading firm and does not accept any outside customers.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Management has reviewed subsequent events through February 14, 2014.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2010, 2011 and 2012.

TANIUS TECHNOLOGY, LLC

Notes to Financial Statements
December 31, 2013

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2013.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include exchanges, other trading permit holders, broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements (Rule 13.1) of the Chicago Board of Options Exchange and the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2013 the Company's net capital of $930,446 exceeded the minimum net capital requirement by $830,446 and, the Company's ratio of aggregate indebtedness $144,331 to net capital was 0.16 to 1, which is less than 15:1 ceiling required

Note 3: FIXED ASSETS

At December 31, 2013 fixed assets consist of the following:

Property & Equipment	$	108,611
Less: Accumulated depreciation		(19,720)
	$	88,891

Depreciation expense for the year ended December 31, 2013 was $17,485.

Note 4: LEASE OBLIGATIONS

The Company leases office space for a period of thirty-six months, beginning September, 2011. Future minimum lease payments are as follows:

Year	Amount
2014	17,184

Note 5: INCOME TAXES

Income from the limited liability is reported as a partnership for income tax purposes. Federal income taxes are not payable by or provided for the Company. Members are taxed individually on their share of the Company's earnings. State income is taxed to the Company based on its gross receipts and has been accrued for the year ending December 31, 2013.

Note 6: DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purpose, resulting from its own business activities. These derivative transactions typically include futures contracts.

In addition, the Company has sold securities and derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increase subsequent to December 31, 2013.

Generally, the company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

Pursuant to clearing agreements the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security are positions carried on the books of the clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

Note 7: SUBSEQUENT EVENT:

On December 30, 2013, the firm filed Form BDW with the CBOE and SEC, requesting termination of the firm's status as a broker-dealer. On January 21, 2014, the firm received notice via letter from the SEC dated January 10, 2014 that the Form BDW was accepted and processed on January 2, 2014. The SEC letter also indicated that the Firm's request for withdrawal from registration would become effective within sixty days, or by earlier notice from the SEC. As of the date of these financials, final approval for the firm's withdrawal from registration as a broker-dealer had not yet been received from the SEC.

TANIUS TECHNOLOGY, LLC

Statement of Net Capital
Schedule I
December 31, 2013

	FOCUS 12/31/2013	Audit 12/31/2013	Change
Stockholders' equity, December 31, 2013	$ 2,801,494	$ 2,801,494	$ -
Subtract - Non allowable assets:			
Fixed assets	88,891	88,891	-
Other assets	10,941	10,941	-
Futures and spot commodities	1,661,574	1,661,574	-
Other	10,882	10,882	-
Tentative net capital	1,029,206	1,029,206	-
Haircuts:	98,760	98,760	-
NET CAPITAL	930,446	930,446	-
Minimum net capital	(100,000)	(100,000)	
Excess net capital	830,446	830,446	-
Aggregate indebtedness			
Accounts payable	144,331	144,331	-
Ratio of aggregate indebtedness to net capital	0.16	0.16	

There were no noted differences between the audit and FOCUS report
filed at December 31, 2013.

The accompanying notes are an integral part of these financial statements.

10

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069043 CBOE DEC
TANIUS TECHNOLOGY LLC   19*20
3195 DANVILLE BLVD STE 8
ALAMO CA 94507-1970

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Middlemiss
312-450-4851

2. A. General Assessment (item 2e from page 2) $ _____ Ø _____

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____ Ø _____)

      Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____ Ø _____

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____ Ø _____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tanius Technology LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **31** day of **January**, 20 **14**.

Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ _4,208,354_

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _Ø_

   (2) Net loss from principal transactions in securities in trading accounts. _Ø_

   (3) Net loss from principal transactions in commodities in trading accounts. _2,417,006_

   (4) Interest and dividend expense deducted in determining item 2a. _Ø_

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _Ø_

   (6) Expenses other than advertising. printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _Ø_

   (7) Net loss from securities in investment accounts. _38,850_

   Total additions _2,455,856_

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust. from the sale of variable annuities. from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _Ø_

   (2) Revenues from commodity transactions. _6,528,416_

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _Ø_

   (4) Reimbursements for postage in connection with proxy solicitation. _Ø_

   (5) Net gain from securities in investment accounts. _129,850_

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date. _Ø_

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _Ø_

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   Interest income and other incomes _5,944_
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _Ø_

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ _Ø_

   Enter the greater of line (i) or (ii) _Ø_

   Total deductions _6,664,210_

2d. SIPC Net Operating Revenues $ _Ø_

2e. General Assessment @ .0025 $ _Ø_

(to page 1, line 2.A.)

12

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Tanius Technology, LLC
Alamo, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Tanius Technology, LLC and the Securities and Exchange Commission, Chicago Board of Options Exchange., and SIPC, solely to assist you and the other specified parties in evaluating Tanius Technology, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tanius Technology, LLC's management is responsible for the Tanius Technology, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014

13

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Members
Tanius Technology, LLC
Alamo, California

In planning and performing my audit of the financial statements of Tanius Technology, LLC for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion regarding the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Tanius Technology, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and Rule 13.1 of the CBOE. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members
Tanius Technology, LLC
Alamo, California
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of members, the Securities and Exchange Commission, the Chicago Board of Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of trading permit holders, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014

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